SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

21 AUGUST 2003

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
      No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:
Enclosures:
   ANGLOGOLD ISSUES R2 BILLION BOND

 News Release

(Incorporated in the Republic of South Africa)
CORPORATE AFFAIRS DEPARTMENT
(Registration Number: 1944/017354/06)
16th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa

ISIN Number:ZAE000043485
Tel: (+27 11) 637-6385 or Fax: (+27 11) 637-6399/6400
JSE Share Code: ANG
/CAD/AGO
NYSE Ticker: AU
Date 21 August 2003
For immediate release

ANGLOGOLD ISSUES R2 BILLION BOND
AngloGold Limited today launched a R2 billion bond due 28 August 2008. AngloGold's debut bond issue was placed with a wide spread of domestic institutional investors.

The bond was launched at a spread of 118 basis points to the R194 government bond at a fixed semi-annual coupon of 10.5%. The bond is listed on the Bond Exchange of South Africa.

The bond has not and will not be registered under the United States Securities Act of 1933 and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the United States Securities Act of 1933.

Details of the bond issue are as follows:
•
Issue Date: 21 August 2003
•
Settlement Date: 28 August 2003
•
Bond Exchange Code: AG01
•
Nominal: R2 billion
•
Maturity Date: 28 August 2008
•
Coupon: Fixed semi-annual at 10.5%
•
Coupon date: 28 August and 28 February
•
Books close date: 18 August and 18 February
•
Status: Senior unsecured
•
Covenants: Negative pledge and cross default
•
Law: South African
•
Denominations: R1 million

Queries:
www.anglogold.com
South Africa
Tel:
Mobile:
E-mail:
Steve Lenahan
+27 11 637 6248
+27 83 308 2200
slenahan@anglogold.com
Alan Fine
+27 11 637 6383
+27 83 250 0757
afine@anglogold.com

Shelagh Blackman
+27 11 637 6379
+27 83 308 2471
skblackman@anglogold.com
Europe & Asia

Tomasz Nadrowski

+1 917 912 4641
tnadrowski@anglogold.com
USA

Charles Carter

(Toll free) 800 417 9255

+1 212 750 7999

cecarter@anglogold.com
Australia

Andrea Maxey
+61 8 9425 4604
+61 438 001 393
amaxey@anglogold.com.au

Disclaimer
Except for the historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors including, but not limited to development of the Company's business, the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2002 which was filed with the Securities and Exchange Commission on 7April 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:  21 AUGUST 2003
By:    /s/ C R BULL

Name:  C R Bull
Title:     Company Secretary